Exhibit (d)(2)(ii)

Schedule B

Effective October 30, 2020

(advisory fees of the directly managed segment(s))

AIA U.S. Large Cap Value ESG Segment

0.165% of the average daily net assets of the Segment

AIA U.S. Small/Mid Cap ESG Segment

0.20% of the average daily net assets of the Segment

AIA International Developed Markets Equity ESG Segment

0.20% of the average daily net assets of the Segment